           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 9



                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of September 1999


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116 JAPAN
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X     Form 40-F  ___
                    ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes   ____    No   X
                            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

REVISION OF THE PERFORMANCE FORECAST FOR NTT AND ANNOUNCEMENT OF THE BUSINESS FORECASTS FOR NTT EAST, NTT WEST AND NTT COMMUNICATIONS FOR THE TERM ENDING MARCH 31, 2000

  On September 14, 1999, the registrant issued a press release (1) revising its performance forecast for fiscal year 2000 and (2) announcing the business forecasts for the three wholly-owned operating subsidiaries created as a result of its reorganization on July 1, 1999: Nippon Telegraph and Telephone East Corporation (NTT East), Nippon Telegraph and Telephone West Corporation (NTT
West) and NTT Communications Corporation (NTT Communications).

  The financial information included in the attached press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 1999, which information was prepared on the basis of accounting principles generally accepted in the United States.

  The attached forecasts contain certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

  Certain of the attached forecasts are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

  No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                 SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NIPPON TELEGRAPH AND TELEPHONE
                                    CORPORATION



                                  By  /s/   KAZUTO TSUBOUCHI
                                     ---------------------------
                                     Name:  Kazuto Tsubouchi
                                     Title: Senior Manager
                                            Investor Relations Group
                                            Department IV


Date:  September 14, 1999

                                                                      [NTT Logo]

                                               Press Relations
                                               Telephone 03-5205-5550
                                               2-2 Otemachi 2-Chome Chiyoda-ku.
                                               Tokyo 100-0004 Japan



FOR IMMEDIATE RELEASE
                                                              September 14, 1999

             NTT Amends Projected Non-Consolidated and Consolidated
                         Financial Results for FY 2000

1. Nippon Telegraph and Telephone Corporation (NTT) has amended its projected non-consolidated financial results for FY 2000 (April 1, 1999 through March 31, 2000), which were announced on May 26, 1999, as follows:

           Projected Financial Results for FY 2000 (Non-Consolidated)

                                                                                (Millions of yen)
------------------------------------------------------------------------    -------------------------
                     Operating      Recurring Profit      Net Income          Net change in retained
                     Revenues                                                        earnings*
------------------------------------------------------------------------    -------------------------
Before              1,701,000          93,000                77,000                   170,000
 Amendment (A)
-------------------------------------------------------------------         -------------------------
After               1,701,000         112,000                93,000                   205,000
 Amendment (B)
-------------------------------------------------------------------         -------------------------
Increase                    0          19,000                16,000                    35,000
 (Decrease)
 (B)-(A)
-------------------------------------------------------------------         -------------------------

* Net income adjusted for previous fiscal year tax benefit

2.  Reasons for the Above Revisions

 NTT originally projected operating revenues of (Yen)1,701,000 Million recurring profit of (Yen)93,000 Million and net income of (Yen)77,000 Million for FY 2000. The projections have been revised based on the situation of revenues and expenditures for the quarter from April 1, 1999 through June 30, 1999 (period prior to the July 1 reorganization of NTT).

3.  Based on the item 2 above and the performance forecasts made for Nippon

Telegraph and Telephone East Corporation (NTT East) Nippon Telegraph and Telephone West Corporation (NTT West), and NTT Communications for FY 2000, the forecast (consolidated basis) for the business performance of NTT for FY 2000 (April 1, 1999 through March 31, 2000) announced on May 26, 1999 with the release of NTT's performance in FY 1999 (ended March 31, 1999) is hereby revised as follows.

             Projected Financial Results for FY 2000 (Consolidated)

                                                                                (Millions of yen)
-------------------------------------------------------------------         -------------------------
                     Operating      Recurring Profit    Net Income          Net change in retained
                     Revenues                                                        earnings*
-------------------------------------------------------------------         -------------------------
Before               10,236,000         713,000           -133,000                      477,000
 Amendment (A)
------------------------------------------------------------------          -------------------------
After                10,333,000         713,000           -128,000                      517,000
 Amendment (B)
------------------------------------------------------------------          -------------------------
Increase                 97,000               0              5,000                       40,000
 (Decrease)
 (B)-(A)
------------------------------------------------------------------          -------------------------

* Net income adjusted for previous fiscal year tax benefit




                                    #  #  #


For further information, Please contact:

Kenya Nakatsuka
Press Relation
Nippon Telegraph and Telephone Corporation
Telephone: (03)5205-5550
E-mail: k.nakatsuka@hco.ntt.co.jp

(Reference)

                        Projected Financial Results for
                   NTT East, NTT West, and NTT Communications
                                  for FY 2000

Outlined below are the projected financial results of Nippon Telegraph and Telephone East Corporation (NTT East) Nippon Telegraph and Telephone West Corporation (NTT West), and NTT Communications, which were formed with the reorganization of NTT and the transfer of business on July 1, 1999, for FY 2000.

                    Projected Financial Results for FY 2000

(July 1, 1999 through March 31, 2000)                                 (Millions of yen)
------------------------------------------------------------------------        -----------------------
                            Operating     Recurring Profit   Net Income              Net change in
                            Revenues                                               retained earnings*
------------------------------------------------------------------------        -----------------------
NTT East                   2,155,000             43,000         -167,000                50,000
------------------------------------------------------------------------        -----------------------
NTT West                   2,073,000            -42,000         -243,000                 4,000
------------------------------------------------------------------------        -----------------------
NTT Communications         1,087,000            103,000           46,000                58,000
------------------------------------------------------------------------        -----------------------

(April 1, 1999 through March 31, 2000)                          (Millions of yen)
--------------------------------------------------------------------------------    ------------------------
                             Operating       Recurring Profit      Net Income             Net change in
                              Revenues                                                  retained earnings*
--------------------------------------------------------------------------------    ------------------------
Figures Based on Former          6,114,000             216,000          -271,000                     317,000
 Single-Company System
 (Pre-Reorganization
 System)
--------------------------------------------------------------------------------    ------------------------

* Net income adjusted for previous fiscal year tax benefit

Attachment

                     Revenues and Expenses Plan for FY 2000

                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                           NTT East         NTT West       NTT (Holding       Former NTT                (Ref.)
                                                              Company)      (Figures based          Previous Fiscal
                                                                               on former                 Year
                                                                            single-company
                                                                                system)
-------------------------------------------------------------------------------------------------------------------
 Operating                   2,155,000         2,073,000         1,701,000        6,114,000               6,137,000
 Revenues
-------------------------------------------------------------------------------------------------------------------
   Voice                     1,563,000         1,521,000         1,096,000        4,446,000               4,599,200
   Transmission
-------------------------------------------------------------------------------------------------------------------
   Data                              -                 -            33,000          180,000                 111,600
   Transmission
-------------------------------------------------------------------------------------------------------------------
   Leased                      263,000           222,000           161,000          672,000                 640,000
      Circuits
-------------------------------------------------------------------------------------------------------------------
   Telegraph                    31,000            34,000            22,000           82,000                  84,400
-------------------------------------------------------------------------------------------------------------------
   Others                      298,000           296,000           389,000          734,000                 701,600
-------------------------------------------------------------------------------------------------------------------
 Non-Operating                  32,000            24,000           132,000          110,000                 112,800
 Revenues
-------------------------------------------------------------------------------------------------------------------
Total Revenues               2,187,000         2,097,000         1,833,000        6,224,000               6,249,900
-------------------------------------------------------------------------------------------------------------------
 Operating                   2,110,000         2,111,000         1,618,000        5,899,000               5,893,100
 Expenses
-------------------------------------------------------------------------------------------------------------------
   Operating                 1,563,000         1,593,000         1,192,000        4,300,000               4,220,600
   Costs
-------------------------------------------------------------------------------------------------------------------
   Taxes and                    62,000            58,000            51,000          181,000                 181,100
   Dues
-------------------------------------------------------------------------------------------------------------------
   Depreciation                485,000           460,000           375,000        1,418,000               1,491,300
-------------------------------------------------------------------------------------------------------------------
 Non-Operating                  34,000            28,000           103,000          109,000                 119,300
 Expenses
-------------------------------------------------------------------------------------------------------------------
Total Expenses               2,144,000         2,139,000         1,721,000        6,008,000               6,012,500
-------------------------------------------------------------------------------------------------------------------

Recurring Profit                43,000           -42,000           112,000          216,000                 237,300
-------------------------------------------------------------------------------------------      ------------------

                      Capital Investment Plan for FY 2000

                                                                                (Millions of yen)
----------------------------------------------------------------------------    ----------------
                      NTT East    NTT West    NTT (Holding      Former NTT            (Ref.)
                                                 Company)        (Figures            Previous
                                                                 based on          Fiscal Year
                                                                  former
                                                              single-company
                                                                  system)
----------------------------------------------------------------------------    ----------------
Expansion and           462,000      464,000         250,000       1,243,000           1,358,200
 Improvement of
 Services
----------------------------------------------------------------------------    ----------------
   Voice                425,000      434,000         229,000       1,135,000           1,241,800
   Transmission
----------------------------------------------------------------------------    ----------------
   Data                       -            -           4,000          18,000              31,700
   Transmission
----------------------------------------------------------------------------    ----------------
   Leased                36,000       29,000          17,000          88,000              79,200
     Circuits
----------------------------------------------------------------------------    ----------------
   Telegraph              1,000        1,000               0           2,000               5,300
----------------------------------------------------------------------------    ----------------
R&D Facilities            4,000        3,000          69,000          90,000             158,500
----------------------------------------------------------------------------    ----------------
Other Facilities         80,000       43,000          27,000         171,000             211,100
----------------------------------------------------------------------------    ----------------

Total                   546,000      510,000         346,000       1,504,000           1,727,900
----------------------------------------------------------------------------    ----------------

Optical Access          110,000       90,000          40,000         240,000             244,000
 Network*
----------------------------------------------------------------------------    ----------------

* The figure for investment in the Optical Access Network is included in the figures in the main chart as well.

                      Business Operation Plan for FY 2000

------------------------------------------------------------------------------    ----------------
                       NTT East     NTT West    NTT (Holding      Former NTT            (Ref.)
                                                   Company)        (Figures            Previous
                                                                   based on           Fiscal Year
                                                                    former
                                                                single-company
                                                                    system)
------------------------------------------------------------------------------    ----------------
Subscriber                   -103          -89             -52            -244                -191
 Telephones
(10,000
 subscribers)
------------------------------------------------------------------------------    ----------------
INS-Net Digital
 Services
------------------------------------------------------------------------------    ----------------
   INS-Net 64                 877          788             517           2,182               1,670
   Subscriber
   Lines
   (1,000 lines)
------------------------------------------------------------------------------    ----------------
   INS Net 1500                 7            8               5              20                  14
   Subscriber
   Lines
   (1,000 lines)
------------------------------------------------------------------------------    ----------------